Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

April 13, 2012

Ms. Alison White

Senior Counsel

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Penn Mutual Variable Annuity Account III (the “Company”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-4
File Nos. 333-177543 and 811-3457

In response to the comments you provided orally on April 5, 2012, this letter sets forth each of your comments followed by the action taken in response. Unless otherwise noted, capitalized terms have the same meaning as contained in the amendment.

1.	Comment: In the Penn Series Funds, Inc. Underlying Fund Annual Expenses table, please delete footnote 1 to the fee table as it is not required nor permitted by Form N-1A.

Response: The requested change has been made.

2.	Comment: In the Penn Series Funds, Inc. Underlying Fund Annual Expenses table, remove the “Plus Recouped Fees” from the fee waiver column of the fee table and add the amount of a Fund’s recouped fees to the Fund’s “Other Expenses” column of the fee table. In addition, please delete footnote 3 of the fee table.

Response: The requested changes have been made.

I hereby acknowledge on behalf of the Company that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have been fully responsive to your comments. We intend to file a letter requesting the acceleration of Pre-Effective Amendment No. 3 to the Registration Statement so that such amendment will become effective at 9:00 A.M., Eastern Time, Friday, April 20, 2012 or as soon as thereafter as practicable.

If you have any questions or further comments, please do not hesitate to contact me at 215-963-5598 or my colleague Michael Berenson at 202-739-5450. We appreciate your continued attention to this filing.

Sincerely,

/s/ Sean Graber

Sean Graber